UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 18, 2003

KeyCorp

(Exact name of registrant as specified in charter)

Ohio	0-850	34-6542451
(State or other jurisdiction of incorporation)	Commission File Number	(I.R.S. Employer Identification No.)
127 Public Square, Cleveland, Ohio		44114-1306
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (216) 689-6300

Item 7. Financial Statements and Exhibits

(c) Exhibits

99.1 The Registrant's July 18, 2003, press release announcing its earnings results for the three- and six-month periods ended June 30, 2003.

Item 9. Regulation FD Disclosure and Information Furnished under Item 12 (Disclosure of Results of Operations and Financial Condition)

On July 18, 2003, the Registrant conducted a conference call/webcast to discuss its quarterly earnings and currently anticipated earnings trends. The slide presentation reviewed by the Registrant in the conference call/webcast follows as Annex A to this Item 9.

On July 18, 2003, the Registrant issued a press release announcing its earnings results for the three- and six-month periods ended June 30, 2003. This press release, dated July 18, 2003, is attached as Exhibit 99.1 to this report and is being filed pursuant to Item 12 of Form 8-K as directed by the Securities and Exchange Commission in Release No. 34-47583 and shall be incorporated by reference into the Registrant's filings under the Securities Act of 1933 and the Securities Exchange Act of 1934, as appropriate.

Second Quarter 2003 Review

July 18, 2003

Speakers: Henry Meyer
Jeff Weeden

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 FORWARD-LOOKING STATEMENT DISCLOSURE

The conference call and discussion, including related questions and answers, and presentation materials, contain forward-looking statements about issues like anticipated third quarter and full-year 2003 earnings, anticipated level of net loan charge-offs and nonperforming assets and anticipated improvement in profitability and competitiveness. Forward-looking statements by their nature are subject to assumptions, risks and uncertainties. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: changes in interest rates; continued weakness in the economy, which could materially impact credit quality trends and the ability to generate loans; failure of the capital markets to function consistent with customary levels; delay in or inability to execute strategic initiatives designed to grow revenues and/or manage expenses; consummation of significant business combinations or divestitures; new legal obligations or restrictions or unfavorable resolution of litigation; further disruption in the economy or the general business climate as a result of terrorist activities or military actions; and changes in accounting, tax or regulatory practices or requirements.

Strategic Overview

- Revenue growth
- Improved asset quality
- Growth in core deposits
- Continued focus on expenses
- NewBridge acquisition

Financial Summary - 2Q03

- EPS of $0.53
- Revenue up $52 million from 1Q03
- Average core deposits up 9% annualized
- Net charge-offs and NPLs down
- Repurchased 3 million shares

Net Interest Margin (TE)



4.50%
4.25%
4.00%
3.75%
3.50%
3.25%
3.00%
3.68%
3.68%
3.68%
3.71%
3.63%
3.77%
3.85%
3.98%
3.93%
3.98%
3.99%
3.98%
3.88%
3.86%
3.85%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Average Earning Assets

in billions


$76.5
$75.7
$72.7
$72.0
$72.6
$72.1
$72.6
$73.4
$73.9
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

Commercial	$39.8	$39.4	$38.8	$38.1	$37.9	$37.2	$37.0	$37.0	$36.9
Consumer	27.1	26.8	25.0	25.4	26.0	26.3	25.7	25.8	26.1
Investments	9.6	9.5	8.9	8.5	8.7	8.6	9.9	10.6	10.9

Average Loans

in billions


$67.0
$66.2
$63.8
$63.5
$63.9
$63.5
$62.7
$62.8
$63.0

	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	% change * 2Q03 vs. 1Q03
Commercial	$38.4	$38.1	$37.7	$37.1	$37.1	$36.5	$36.4	$36.5	$36.5	–
Consumer	23.3	23.3	22.0	22.9	24.0	24.6	24.3	24.7	25.2	10%
Exit Portfolios										
Auto	3.9	3.5	3.0	2.5	2.0	1.7	1.4	1.1	0.9	(86)
Commercial	1.4	1.3	1.1	1.0	0.8	0.7	0.6	0.5	0.4	(131)

* Annualized

Average Core Deposit Growth

in billions



$37.6
$37.0
$37.4
$37.3
$37.0
$37.2
$39.2
$40.4
$41.3

	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	% change * 2Q03 vs. 1Q03
Non Int. Bearing	$ 8.2	$ 8.3	$ 8.8	$ 8.6	$ 8.7	$ 9.2	$ 9.9	$ 9.8	$10.1	11%
Now & MMDA	12.9	13.1	13.0	13.4	13.2	13.3	15.1	16.8	17.7	24
Savings	2.0	1.9	1.9	1.9	2.0	2.0	2.0	2.0	2.1	8
CD's	14.5	13.7	13.7	13.4	13.1	12.7	12.2	11.8	11.4	(12)
Total	$37.6	$37.0	$37.4	$37.3	$37.0	$37.2	$39.2	$40.4	$41.3	9%

* Annualized

Noninterest Income 2Q03 vs. 1Q03

in millions

Noninterest Income 1Q03	$397
Investment Banking & Capital Markets	19
Letter of Credit & Loan Fees	9
All other – net	9
Total	37
Noninterest Income 2Q03	$434

Noninterest Expense 2Q03 vs. 1Q03

in millions

Noninterest Expense 1Q03		$657
Personnel	8	
Marketing	8	
Professional Fees	7	
All other – net	8	
Total	31	
Noninterest Expense 2Q03		$688

Net Charge-Offs to Average Loans



1.50%
1.20%
0.90%
0.60%
0.30%
0.00%
0.84%
0.42%
0.63%
0.64%
0.66%
1.02%
1.04%
1.37%
1.32%
1.27%
1.16%
1.18%
1.04%
0.90%
0.57%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Net Charge-Offs to Average Loans
by Loan Type

Commercial


1.49%
1.51%
1.43%
1.32%
1.08%
1.00%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

Consumer


1.05%
0.93%
0.77%
0.97%
0.97%
0.75%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

Allowance to Total Loans


3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.53%
1.49%
1.51%
1.50%
1.49%
1.85%
1.82%
2.65%
2.51%
2.41%
2.37%
2.32%
2.27%
2.22%
1.48%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

NPAs to Loans and OREO



2.00%
1.60%
1.20%
0.80%
0.40%
0.00%
0.78%
0.88%
0.93%
1.00%
1.10%
1.23%
1.41%
1.49%
1.58%
1.56%
1.61%
1.59%
1.54%
1.42%
0.87%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Nonperforming Loans - Flow Analysis

in millions

	2Q02	3Q02	4Q02	1Q03	2Q03
NPLs beginning of period	$973	$957	$987	$943	$904
Loans placed on nonaccrual status	254	281	339	237	168
Charge-offs	(203)	(185)	(186)	(161)	(141)
Loans sold	(18)	(25)	(36)	(23)	(42)
Payments	(49)	(41)	(149)	(58)	(26)
Transfers to OREO	--	--	--	(19)	(1)
Loans returned to accrual status	--	--	(13)	(15)	(25)
Acquisition	--	--	1	--	--
NPLs end of period	**$957**	**$987**	**$943**	**$904**	**$837**

Allowance to NPL


300%
250%
200%
150%
100%
50%
0%
207%
180%
169%
154%
140%
154%
133%
184%
165%
161%
151%
154%
157%
168%
199%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Tangible Equity to Tangible Assets


8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
6.16%
6.12%
6.10%
6.12%
6.29%
6.25%
6.51%
6.29%
6.57%
6.69%
6.71%
6.73%
6.71%
6.73%
6.90%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

2003 Outlook

- **Challenging revenue environment**
  - Net interest margin pressure
  - Flat to very modest loan growth
  - Improving climate for fee-based businesses
- **Continued focus on expenses**
- **Asset Quality – stable to improving**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KEYCORP

(Registrant)

Date: July 18, 2003

/s/ Lee Irving

By: Lee Irving
Executive Vice President
and Chief Accounting Officer